Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended November 30,	Years Ended May 31,
(Dollars in thousands)	2014	2014	2013	2012	2011	2010
Earnings:
Net income (loss)	$(15,300)	$192,926	$358,087	$(148,797)	$151,215	$110,547
Add: Fixed charges	314,827	654,655	692,025	761,849	841,288	912,227
Less: Interest capitalized(2)	—	—	—	(71)	(208)	(116)
Income available for fixed charges	$299,527	$847,581	$1,050,112	$612,981	$992,295	$1,022,658

Fixed charges:
Interest on all borrowings(3)	$314,827	$654,655	$692,025	$761,778	$841,080	$912,111
Interest capitalized	—	—	—	71	208	116
Total fixed charges	$314,827	$654,655	$692,025	$761,849	$841,288	$912,227

Ratio of earnings to fixed charges (1)	—	1.29	1.52	—	1.18	1.12
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(1) Earnings available to cover fixed charges were insufficient by $149 million and $15 million in fiscal year 2012 and for the six months ended November 30, 2014, respectively.
(2) Interest capitalized consists of interest paid in connection with financing the construction of our new headquarters building during the construction period.
(3) Interest expense includes the amortization of discounts and issuance costs.